June 3, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aamira Chaudhry

        Lyn Shenk

Re:	Poshmark, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 30, 2022

File No. 001-39848

Dear Ms. Chaudhry and Mr. Shenk:

Poshmark, Inc. (the “Company”) respectfully submits this letter in response to the comment letter dated June 1, 2022 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comment in italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Key Operating and Non-GAAP Financial Metrics, page 46

1. We note your response to our prior comment #1. Even with the addition of discussing net (loss) income attributable to common stockholders in this section, your discussion still gives undue prominence to your non-GAAP results by presenting and discussing them before your GAAP results. Accordingly please move your entire section titled “Key Operating and Non-GAAP Financial Metrics” to after your “Results of Operations” discussion.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its future SEC filings, including its future annual and quarterly reports, to move the entire section titled “Key Operating and Non-GAAP Financial Metrics” to appear after our discussion of “Results of Operations.”

* * * * *

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact me at (650) 262-4771.

Sincerely,

/s/ Rodrigo Brumana

Rodrigo Brumana

Chief Financial Officer

Enclosures

Cc:	Anthony J. McCusker, Goodwin Procter LLP

Sean M. Donahue, Goodwin Procter LLP